Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratio)

Six Months Ended June 30,
2017
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$294,638
Loss from equity investee	1,393
Tax expense based on income	171,423
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	212,146
Earnings available for fixed charges, as defined	$679,600
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$193,226
Estimated interest cost within rental expense	4,909
Amortization of net debt premium, discount, and expenses	10,789
Subsidiary preferred stock dividends	3,222
Adjust subsidiary preferred stock dividends to pretax basis	1,995
Total fixed charges, as defined	$214,141
Consolidated ratio of earnings to fixed charges	3.17